Brazil Interactive Media, Inc.

801 Brickell Avenue, Suite 900

Miami, FL 33131

July 29, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attn: Larry Spirgel

Assistant Director

Re: Naturewell, Inc.

Amendment No. 1 to Current Report on Form 8-K

Filed June 11, 2013

Form 10-Q for the Fiscal Quarter Ended March 31, 2013

Filed May 21, 2013

File No. 0-26108

Dear Mr. Spirgel:

Brazil Interactive Media, Inc. (formerly Naturewell, Incorporated, the “Company”) responds, as set forth below, to the comments contained in your letter to Mr. Themistocles Psomiadis, the Company’s Chief Executive Officer, dated June 14, 2013. For ease of reference, we have set forth the Staff’s comments and our response for each item below.

Further, the Company’s Current Report on Form 8-K, as amended, has been amended in response to the comments in the June 14th letter and the Company has filed that Amendment No. 2 to Current Report on Form 8-K with the Securities and Exchange Commission.

Form 8-K/A filed June 11, 2013 Exhibit 99.1 Consolidated Financial Statements of BIMI Report of Independent Registered Public Accounting Firm, page 1

Comment 1. Refer to the disclosure of the restatement of the BIMI financial statements for a correction of an error in Note 16. Please have your independent registered public accounting firm include an explanatory paragraph in their report for the correction of a material misstatement of previously issued financial statements or advise us as to the basis for their belief that an explanatory paragraph is not required. Please see paragraph 9 of AS 6 for guidance.

RESPONSE

Our independent registered public accounting firm has included an explanatory paragraph in their report, and their updated report has been included on page 1 of the Amendment No. 2.

Form 10-Q for the Quarter Ended March 31, 2013

Item 4. Controls and Procedures, page 23

Comment 2. Please expand the disclosure in future filings to include a detailed explanation of the material weakness in ICFR that led to the restatement of previously issued financial statements to reflect the correction of a material misstatement, since the guidance in AS 5 lists a restatement as one of the four indicators of a material weakness in ICFR. Also, expand the description of the changes in ICFR to include how these weaknesses will be addressed.

RESPONSE

Future filings will contain the following expanded disclosure:

“The Company determined that the restatement of the Company’s previously issued financial statements to reflect the correction of a material misstatement, announced in the Company’s Form 8-K filed April 29, 2013, was an indicator of a material weakness in the Company’s internal controls over financial reporting. To address the weakness, the Company carried out an evaluation, under the supervision of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our internal controls over financial reporting as of December 31, 2012.  Based on this assessment, management believes that, as of December 31, 2012, we did not maintain effective controls over the financial reporting control environment with regards to the Company’s Brazilian subsidiary EsoTV.

The Company acquired EsoTV in a merger transaction entered into on March 13, 2013 and made effective on March 27, 2013 (the “Merger”). Due to the limited size of EsoTV’s administrative support staff, the financial constraints on the Company, and the inherent difficulties associated with the review, consolidation and translation of financial statements from a foreign financial system into US GAAP in collaboration with local third-party accounting providers, management was not able to develop or implement controls related to the segregation of duties for purposes of financial reporting prior the time of the Merger. Additionally, the Company has identified that a material weakness existed prior to the time of the Merger resulting from a lack of expertise in accounting for foreign-based transactions.  Because of these material weaknesses, management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2012, or as of March 27, 2013, based on the criteria established in the “Internal Integrated Framework” issued by COSO.

Subsequent to the Merger, the Company hired a Chief Financial Officer with considerable international, and specifically Latin American, financial reporting and consolidation experience. The errors were identified in April, 2013, during the initial supervisory visit to the subsidiary by the Company’s new CFO, as part of a review for the implementation of a top-down evaluation of internal financial reporting controls in the newly merged and consolidated corporate structure of the Company.

As a result of the identification of the errors and the restatement of the Company’s financials, we believe the entity-level controls implemented by the Company post-Merger in regards to its newly-acquired subsidiary were sufficiently capable of detecting the material misstatement that resulted in the need to file a restatement. In the second quarter of 2013, the Company implemented a processing and control system that involves integrating accounting and bookkeeping service environments in a secure web-based platform that we believe provides transparency and oversight to how transactions are initiated, authorized, processed, and recorded internally. The Company has also implemented internal accounting controls to in an attempt to eliminate the risk of management override.

As a result of the Company’s evaluation and subsequent remedial steps as outlined above, the Company believes that its management now has a sufficient level of detail and degree of assurance that transactions are recorded as necessary to permit the preparation of financial statements in conformity with generally accepted accounting principles. Further, management believes that the likelihood of the occurrence of future material weaknesses that could result in misstatements is remote.”

We trust that the foregoing is responsive to the Staff’s comments. Please contact me if you have any further comments or need additional information with respect to the filing.

Sincerely,

/s/ Themistocles Psomiadis

Themistocles Psomiadis

Chief Executive Officer